Settlement Agreement
(the "Agreement")

THIS SETTLEMENT AGREEMENT is entered into as of this 12th day of March, 2014 (this "**Agreement**"), by and between

(a) **New Lead Holdings Ltd., a company with a registered office** at 22, Canons' Court, Hamilton HM12, Bermuda (the "**Company**"),

(b) NEW LEAD JMEG LLC., of 4000S. Faber Pl. Dr., Suite 300, Charleston, SC 29405, North Carolina, USA ("**Newlead JMEG**"), and

(c) RAG Verkauf GmbH, Shamrockring 1, 44623 Herne, Germany ""("**RVG**").

Jointly the Parties, singly the Party

WITNESSETH

WHEREAS, Newlead JMEG as Seller had entered into an agreement dated 1st February 2013 with RVG as Buyer, for the sale and purchase of 130,000 mt +/- 10% US Steam Coal loading by latest March 22nd, 2013 (the "**Coal Agreement**").

WHEREAS, Newlead JMEG did not perform its' obligations under the Coal Agreement and consequently RVG terminated the Coal Agreement for breach of the agreement.

WHEREAS, RVG claimed in its letter of 9 September 2013 damages resulting from the non-performance of the Coal Agreement by Newlead JMEG and provided supporting evidence in its letter of 23 October 2013 (the "**Claim**").

WHEREAS, the Company offered to RVG to settle the Claim in the place and stead of Newlead JMEG, together with its accrued interest, in exchange of shares of common stock of the Company (the "**Settlement Shares**" or the "**Shares**") worth of the aggregate amount of USD 704,026.94 (United States Dollars seven hundred four thousand twenty-six and ninety-four cents) (the "**Compensation Amount**") in full and final settlement of the Claim.

WHEREAS, the Company is to issue the Settlement Shares to RVG by the date 31 March 2014 (the "**Final Payment Date**") at a price per share of the closing price of the last trading day prior the date of issuance of the Settlement Shares.

WHEREAS, upon issuance of the Settlement Shares and the payment of the True-Up Amount (if applicable), RVG shall forever release and discharge Newlead JMEG and the Company from any claims/ liabilities/ losses of whatsoever nature arising under the Coal Agreement and shall no longer hold them responsible nor liable for any damages/losses/claims thereof.

WHEREAS, the Parties wish to resolve all disputes between them arising out of the Coal Agreement on terms more particularly set our below.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the Parties hereto agree as follows:

1. The Company agrees to settle the Claim of RVG against Newlead JMEG inclusive of interests and costs, in the sum of USD 704,026.94 (United States Dollars seven hundred four thousand twenty six and ninety four cents) by issuing such amount of shares of common stock of the Company to RVG.

2. Subject to paragraph 5, RVG agrees to receive from the Company the Settlement Shares in full satisfaction and final settlement of the Claim by the Final Payment Date.

3. The Settlement Shares shall be issued as soon as practical but not later than the Final Payment Date indicated herein. Upon issuance of the Settlement Shares, the Company shall provide valid and irrevocable evidence of RVG's ownership of the Settlement Shares to RVG's reasonable satisfaction. If the Settlement Shares are not validly issued or such evidence is not provided to RVG by the Final Payment Date, RVG shall be entitled to rescind this Agreement with immediate effect by written notice to the Company and Newlead JMEG.

4. The Settlement Shares shall be determined by dividing the Compensation Amount with the share price for the Company's shares at the closing of NASDAQ on the last trading day prior to the date of issuance of the shares.

5. Subject to and conditional on the issuance of the Settlement Shares and provision of evidence in accordance with paragraph 3 and the payment of the True-Up Amount (if applicable) pursuant to paragraph 6 hereunder of this Agreement, RVG hereby releases and discharges the Company and Newlead JMEG from any liability and/or responsibility and/or obligations and/or claims and/or demands and/or losses of whatsoever nature arising from the Claim and consider the claim as fully settled. RVG will not take any actions to enforce the Claim prior to payment of the True-Up Amount unless the Company is in default with its obligation to issue the Settlement Shares and provide evidence as referred to in paragraph 3 or pay the True-Up Amount to RVG.

6.

6.1 RVG shall notify the Company of the aggregate amount it has received (net of all fees and expenses) (the date of notification being the "Notification Date") following the liquidation of all of the Settlement Shares prior to the first annual anniversary of the date of issuance of the Settlement Shares ("Anniversary Date").

6.2 If the amount so notified is less than the Compensation Amount, or if the market value of the remaining unsold Settlement Shares based on the share price for the Company's shares on NASDAQ closing on the last trading day prior to the Anniversary Date, is less than the Compensation Amount (such shortfall, the "True-Up Amount"), then the Company shall be liable to pay such True-Up Amount either in cash or by shares of common stock or a combination thereof at Company's option, which shall notify RVG within three Business Days of the Notification Date (if applicable) or the Anniversary Date.

6.3 If the True-Up Amount is to be paid in cash, it shall be paid on the tenth Business Day following the Notification Date or Anniversary Date (as applicable). Save to the extent that the Company has notified RVG that it will satisfy some or all of the True-Up Amount in shares of common stock in which case the number of shares to be issued shall be calculated by reference to the per share price at closing at the last NASDAQ trading date prior to the issuance date which shall be no later than the tenth Business Day following the Notification Date or Anniversary Date (as applicable) ("Further Issuance Date") and the Company shall provide valid and irrevocable evidence of

ownership of the true-up shares being issued to the reasonable satisfaction of RVG on the Further Issuance Date.

6.4 In the case of default in payment of the True-Up Amount (whether in cash or otherwise) on the Further Issuance Date, interest shall accrue at a rate of 5% per annum until such default is satisfied.

7. In compliance with United States securities laws RVG hereby acknowledges and represents the following:

7.1 That is not a "U.S. Person" as defined by Regulation S of the United States Securities Act of 1933, as amended (the "Securities Act"), and is not acquiring the Securities for the account or benefit of a U.S. Person and was not in the United States at the time of the offer to purchase the Shares;

7.2 That the Shares are "restricted securities" within the meaning of the Securities Act and will be issued to RVG in accordance with Regulation S of the Securities Act;

7.3 That the Shares have not been registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering of the Shares and the date of original issuance of the Shares, except in accordance with Regulation S or Rule 144A or any other available exemption from registration under the Securities Act. Terms used above have the meanings given to them by Regulation S.

7.4 That the Shares are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. RVG represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and also acknowledges that any sales of the Shares in reliance upon Rule 144, if the provisions of Rule 144 should then be available as to the Shares, can only be made only after the holding period specified in Rule 144 and in accordance with all the terms and conditions of Rule 144, and that, in the case of Shares to which Rule 144 is not applicable, compliance with Regulation S under the Securities Act or some other exemption will be required;

7.5 RVG agrees to resell the Shares only in accordance with the provisions of this Agreement, Regulation S of the Securities Act, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act;

7.6 RVG acknowledges and agrees that the Shares will be endorsed with the following legend in accordance with Regulation S of the Securities Act:

> "THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE SECURITIES ACT. SUCH SHARES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN

ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. "

7.6 RVG is not acquiring the Shares as a result of, and will not itself engage in, any "directed selling efforts" as defined by Regulation S of the Securities Act, in the United States in respect of the Shares;

7.7 RVG (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (ii) is duly authorized to execute this Settlement Agreement, and when executed and delivered, will constitute a legal, valid and binding obligation enforceable in accordance with its terms and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other necessary action on the part of the Subscriber.

For the purposes of this Agreement, "United States" or "US" shall mean the United States of America, its territories and possessions, any state of the United Sates and the District of Columbia.

8. The Company hereby acknowledges and represents the following:

8.1 The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (ii) is duly authorized to execute this Settlement Agreement, and when executed and delivered, will constitute a legal, valid and binding obligation enforceable in accordance with its terms and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other necessary action on the part of the Company.

8.2 In case RVG decides to register the Settlement Shares the Company will provide all necessary cooperation and information without delay.

9. This Agreement and any instruments to be executed hereunder, set forth the entire understanding of the parties hereto with respect to its subject matter, and supersede all other understandings. No waiver of any provision of this Agreement shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

10. If any provision of this Agreement is declared invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be enforceable as if such provision were severed.

11. Notices

10.1Any notice in writing to be given under this Agreement may be served by sending it by facsimile, pdf transmission or first class post:

(a) if to the Company, to its registered or principal office for the time being or

address specified above or facsimile number +30 2130148019 or pdf to mzolotas@newleadholdings.com (for the attention of Mr. Michail S. Zolotas); or

(b) if to Newlead JMEG, to its registered or principal office for the time being or address specified above or facsimile number +1(704) 840 1492 or pdf to jberkowitz@newleadjmeg.com (for the attention of Mr. Jan Berkowitz); or

(c) if to RVG, to its registered or principal office for the time being or address specified above or facsimile number +49 (2323) 155219 or pdf to Ingo.Elsner@rag-verkauf.de (for the attention of Mr. Ingo Elsner).

10.2 Any notice shall be deemed to have been received:

(a) if delivered by hand, on the day of delivery and in proving service it shall be necessary only to produce a receipt for the communication signed by or on behalf of the addressee; or

(b) if sent by first class post (copy of the notice shall be send via e-mail as well), five Business Days after posting exclusive of the day of posting and, in proving service, it shall be necessary only to prove a communication was contained in an envelope which was duly addressed and posted in accordance with this clause; or

(c) if sent by fax or pdf, two hours following despatch provided that any notice despatched by fax after 5.00 p.m. (at the place of receipt) on any day shall be deemed to have been received at 9.00 a.m. on the next Business Day.

For the purposes of this Agreement, "Business Day" shall mean a day (other than a Saturday or a Sunday or public holiday) on which clearing banks are open for a full range of banking transactions in New York, Greece and/or Hamburg.

12. This Agreement may be executed in counterparts and by facsimile signatures. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof. All such counterparts shall together constitute one and the same instrument.

13. This Agreement supersedes all prior agreements with respect to the subject matter hereof.

14. This Agreement shall be governed by and construed in accordance with English Law. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration Rules (which Rules are deemed to be incorporated by reference into this paragraph) by one arbitrator appointed in accordance with the said Rules. Place of arbitration shall be London and the language English.

SIGNED, SEALED and **DELIVERED** as a **DEED**)
by Manfred Müller Hans-Jürgen Meiers)
for and on behalf of)
RAG Verkauf GmbH)
in the presence of:)

RAG
Verkauf
RAG Verkauf GmbH
Shamrockring 1
44623 Herne

SIGNED, SEALED and **DELIVERED** as a **DEED**)
by MICHAIL S. ZOLOTAS)
for and on behalf of)
NEWLEAD HOLDINGS LTD)
in the presence of:)

NewLead Holdings
Hamilton, Bermuda

SIGNED, SEALED and **DELIVERED** as a **DEED**)
by)
for and on behalf of)
NEW LEAD JMEG LLC)
in the presence of:)